Page 1 of 5 Pages


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)


                            Petroleum Helicopters, Inc.
                                  (Name of Issuer)

                        Voting Common Stock, $.10 par value
                           (Title of Class of Securities)

                                   716604  10  3
                                    (CUSIP Number)

                                  Carroll W. Suggs
                             Petroleum Helicopters, Inc.
                           2121 Airline Highway, Suite 400
                               Metairie, LA 70001-5979
                                    (504) 828-3323
          (Name,  Address  and  Telephone  Number  of  Person Authorized to
          Receive Notices and Communications)

                                 December 29, 1995
              (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

          Check  the  following  box  if  a  fee  is  being  paid with this
          statement       .   (A  fee  is  not required only if the  filing
          person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six Copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                          Page 2 of 5 Pages

          CUSIP No. 676269-10-3


               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Carroll Wilson Suggs     SS# ###-##-####


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____


               3)   SEC Use Only



               4)   Source of Funds*

                    N/A


               5)   Check  Box  if   Disclosure  of  Legal  Proceedings  is
                    Required pursuant to Items 2(d) or 2(e)



               6)   Citizenship or Place of Organization - United States



             Number of        7)  Sole Voting Power               1,373,195
            Shares Bene-
              ficially
              Owned by        8)  Shared Voting Power                28,385
           Each Reporting
               Person
                With          9)  Sole Dispositive Power          1,373,195


                              10)  Shared Dispositive Power          28,385



               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person                              1,401,580



               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares (See Instructions)



               13)  Percent of Class Represented by Amount
                    in Row 11                                         50.2%



               14)  Type of Reporting Person (See Instructions)..IN, OO
                                                                (Trustee)
          Item 1.   Security and Issuer.

               Item 1(a) Title of Class of Securities:
                         Voting Common Stock, par value $.10 per share

               Item 1(b) Name  and  Address of Issuer's Principal Executive
          Office:
                         Petroleum Helicopters, Inc.
                         2121 Airline Highway
                         Suite 400
                         Metairie, Louisiana 70001-5979

          Item 2.   Identity and Background.

               Item 2(a) Name of Reporting Person:
                         Carroll W. Suggs

               Item 2(b) Address of Business:
                         Petroleum Helicopters, Inc.
                         2121 Airline Highway
                         Suite 400
                         Metairie, Louisiana 70001-5979

               Item 2(c) Employment Information:
                         Chairman of the Board, President and Chief Executive Officer, Petroleum Helicopters, Inc., 2121 Airline Highway, Suite 400, Metairie, Louisiana 70001-5979
                         (helicopter transportation)

               Item 2(d) The Reporting Person has not been convicted  in  a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

               Item 2(e) The  Reporting  Person  has  not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws during the past five years.

               Item 2(f) Citizenship:
                         United States of America

          Item 3.   Source and Amount of Funds or Other Consideration.

                         Not Applicable.

          Item 4.   Purpose of Transaction.

                         Not Applicable.
          Item 5.   Interest in Securities of the Issuer.

               Item 5(a) Amount   of  Shares  Beneficially  owned:1,401,580
          (50.2%)

               Item 5(b) Number of Shares as to which Reporting Person has:

                    i)   Sole power to vote or to direct the vote:1,373,195

                    ii)  Shared power to vote or to direct the vote: 28,385

                    iii) Sole power to dispose or to direct the disposition
          of:                                                     1,373,195

                    iv)  Shared  power   to   dispose   or  to  direct  the
          disposition of:                                            28,385

                    The Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of 12,727, 9,689 and 5,969 shares of Voting Common Stock with respectively, Carroll Wilson Suggs, Robert L. Suggs, Jr. and Frank A. Suggs, her three children. All three children reside at 329 West Livingston Place, Metairie, Louisiana 70003. Ms. Suggs is Marketing and Business Development Analyst at Petroleum Helicopters, Inc. and Messrs. Robert L. and Frank A. Suggs are full-time students. None of the children has been a party to a criminal or civil proceeding during the past five years. The children are citizens of the United States of America.

               Item 5(c) Transactions:

                    On December 29, 1995, the Reporting Person disposed of 75,000 shares of Voting Common Stock by exchanging with the Issuer such shares for 75,000 shares of Non-Voting Common Stock of the Issuer pursuant to the exercise of exchange rights previously granted by the Issuer to the Reporting Person. No other consideration was received by the Reporting Person for such shares of Voting Common Stock disposed of by the Reporting Person in connection with such exchange.

               Item 5(d) Other party with right to receive or direct receipt of dividends or proceeds:

                    Not Applicable.

               Item 5(e) Date Reporting Person ceased to beneficially own more than 5% of shares:

                    Not Applicable.

          Item 6.   Contracts,     Arrangements,     Understandings      or
                    Relationships with Respect to Securities of the Issuer.

                    NONE

          Item 7.   Material to be Filed as Exhibits.

                    NONE

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:January 3, 1996
                                    /s/ Carroll W. Suggs
                                    -------------------------------
                                    Carroll W. Suggs, Individually,
                                             and as Trustee